Aurous Resources Inanda Greens Business Park, Block A, Wierda Gables, 54 Wierda Rd West, Wierda Valley Sandton, 2196, South Africa	Blyvoor Gold Resources Proprietary Limited Inanda Greens Business Park, Block A, Wierda Gables, 54 Wierda Rd West, Wierda Valley Sandton, 2196, South Africa	Blyvoor Gold Operations Proprietary Limited Inanda Greens Business Park, Block A, Wierda Gables, 54 Wierda Rd West, Wierda Valley Sandton, 2196, South Africa

Via EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Brad Skinner, Office Chief Michael Purcell Timothy Levenberg

Re:	Request for Withdrawal of Registration Statement on Form F-4 (File No. 333-280972)

Aurous Resources / Blyvoor Gold Resources Proprietary Limited /
Blyvoor Gold Operations Proprietary Limited
Registration Statement on Form F-4
Originally Filed July 24, 2024
File No. 333-280972

December 17, 2025

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Aurous Resources (the “Company”), Blyvoor Gold Resources Proprietary Limited (“Blyvoor Resources”) and Blyvoor Gold Operations Proprietary Limited (“Blyvoor Gold” and together with Blyvoor Resources and the Company, the “Co-Registrants”) respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement of the Co-Registrants on Form F-4 (File No. 333-280972), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on July 24, 2024 as further amended and as declared effective by the Commission on January 14, 2025. The Registration Statement registered the offering and proposed sale and issuance of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 (the “Warrants”) and the Ordinary Shares underlying such Warrants, in each case of the Company, in connection with the transactions contemplated by the Business Combination Agreement dated as of March 11, 2024 (as amended, the “Business Combination Agreement”), by and among Rigel Resource Acquisition Corp, Blyvoor Resources, Blyvoor Gold, the Company and RRAC Merger Sub.

The Co-Registrants request the withdrawal of the Registration Statement because the transaction to which it relates has been terminated. Accordingly, the Co-Registrants will not proceed with the offering of Ordinary Shares and Warrants in connection with the transactions set forth in the Business Combination Agreement. Because the proposed sale and issuance of the Ordinary Shares and Warrants registered under the Registration Statement will not occur, the Co-Registrants believe that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Co-Registrants confirm that no securities have been sold or will be sold pursuant to the Registration Statement.

The Co-Registrants also request that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Alan Smith, Director of the Co-Registrants, at the above-mentioned address, with copies to David Dixter at Milbank LLP at 100 Liverpool Street, London, UK EC2M 2AT, email: ddixter@milbank.com and John Stribling at Sidley Austin LLP at 1000 Louisiana St., Suite 5900, Houston, TX 77002, email: john.stribling@sidley.com.

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[Signature page follows]

Thank you for your assistance in this matter.

Sincerely,

Aurous Resources

By:	/s/ Alan Smith
Alan Smith, as Director of Aurous Resources

Blyvoor Gold Resources Proprietary Limited

By:	/s/ Alan Smith
Alan Smith, as Director of Blyvoor Gold
Resources Proprietary Limited

Blyvoor Gold Operations Proprietary Limited

By:	/s/ Alan Smith
Alan Smith, as Director of Blyvoor Gold
Operations Proprietary Limited

cc:

Jonathan Lamb
Chief Executive Officer
Rigel Resource Acquisition Corp.
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

Richard Floyd
Chief Executive Officer
Blyvoor Gold Resources (Proprietary) Ltd and Blyvoor Gold Operations (Proprietary) Ltd
Inanda Greens Business Park, Block A Wierda Gables
54 Wierda Rd West, Wierda Valley
Sandton, 2196
South Africa

David Dixter
Iliana Ongun
Milbank LLP
100 Liverpool Street
London, UK EC2M 2AT

George J. Vlahakos
Zach Shub-Essig
John W. Stribling
Sidley Austin LLP
787 7th Avenue
New York, NY 10019

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